EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

TEXAS INDUSTRIES, INC. AND SUBSIBIARIES

	Nine Months ended February 28,		Year Ended May 31,
In thousands except ratios	2010	2009	2009	2008	2007	2006	2005
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$(46,854)	$32,345	$(30,421)	$127,359	$156,563	$(8,814)	$62,255
Fixed charges	44,349	39,578	54,182	35,012	32,515	38,929	30,044
Amortization of capitalized interest	1,735	1,735	2,314	1,201	1,100	1,100	1,100
Less: Interest capitalized	--	(9,707)	(14,394)	(26,462)	(12,855)	(1,526)	--

Adjusted earnings (loss)	$(770)	$63,951	$11,681	$137,110	$177,323	$29,689	$93,399

Fixed charges
Interest expense	$35,212	$21,503	$28,418	$1,254	$12,719	$29,703	$21,824
Interest capitalized	--	9,707	14,394	26,462	12,855	1,526	--
Net amortization of debt discount, premium and issuance expense	5,038	3,382	4,868	1,251	1,355	1,452	1,709
Interest portion of rent expense	4,099	4,986	6,502	6,045	5,586	6,248	6,511

Total fixed charges	$44,349	$39,578	$54,182	$35,012	$32,515	$38,929	$30,044

Ratio of earnings to fixed charges	(.02)	1.62	.22	3.92	5.45	.76	3.11

Deficiency of earnings to cover fixed charges	$45,119	$--	$42,501	$--	$--	$9,240	$--